UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

 Commission File Number: 001-39911

Patria Investments Limited

(Exact name of registrant as specified in its charter)

18 Forum Lane, 3rd floor,

Camana Bay, PO Box 757, KY1-9006

Grand Cayman, Cayman Islands

+1 345 640 4900

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Patria Investments Limited

By:	/s/ Ana Cristina Russo
	Name:	Ana Cristina Russo
	Title:	Chief Financial Officer

Date: November 27, 2023

TABLE OF CONTENTS

EXHIBIT
99.1	Patria Investments Limited – Unaudited condensed consolidated interim financial statements for the nine and three-month periods ended September 30, 2023 and 2022.